Mail Stop 4561

March 5, 2008

VIA USMAIL and FAX (617) 624 - 8999

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund II, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

Re: **Boston Capital Tax Credit Fund II, L.P.**
      Form 10-K for the year ended 3/31/2007
      Filed on 7/16/2007
      File No. 000-19443

Dear Mr. Marc N. Teal:

        We have reviewed your response letter dated February 21, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED MARCH 31, 2007

Exhibit 99.1

1.   We have read your response to comment four.   Even though your auditors did not rely on the audits of Tama, Budaj & Raab, P.C. (Tama), if Tama played a substantial role in the preparation and furnishing of your financial statements as defined in PCAOB Rule 1001 (p)(ii), Tama is required to be registered with the PCAOB.   Please engage an independent public accountant that is registered with the PCAOB to re-audit the financial statements of Crestwood RRH, Ltd. for the years ended December 31, 2006 and 2005 that were included within your filing or explain why Tama did not play a substantial role.

2.   We have read your response to comment five.   Rule 3-09(b) and Rule 3-02 of Regulation S-X requires statements of operations and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet.   As a result, the statements of operations and cash flows for fiscal year 2004 are required.   However, given that the

first and third condition set forth in Rule 1-02(w) of Regulation S-X did not exceed 20% for fiscal year 2004, Rule 3-09(b) of Regulation S-X allows the statements of operations and cash flows for fiscal year 2004 to be provided on an un-audited basis. Please revise the financial statements of Crestwood RRH, Ltd. to include the statements of operations and cash flows for fiscal year 2004.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant